As filed with the Securities and Exchange Commission on June 28, 2000

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------

                            CENTRAL NEWSPAPERS, INC.
                       (Name Of Subject Company (Issuer))

                       PACIFIC AND SOUTHERN INDIANA CORP.
                                GANNETT CO., INC.
                      (Names Of Filing Persons (Offerors))

                       CLASS A COMMON STOCK, NO PAR VALUE;
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title Of Class Of Securities)

                                   154647101;
                                 Not Applicable
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             THOMAS L. CHAPPLE, ESQ.
                               GANNETT CO. , INC.
                              1100 WILSON BOULEVARD
                            ARLINGTON, VIRGINIA 22234
            (Name, Address And Telephone Number Of Person Authorized
       To Receive Notices And Communications On Behalf Of Filing Persons)

                                ----------------
                                    Copy to:
                          RICHARD F. LANGAN, JR., ESQ.
                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
                             401 NINTH STREET, N.W.
                              WASHINGTON, DC 20004
                                 (202) 585-8000

                                -----------------


                            CALCULATION OF FILING FEE

================================================================================
   Transaction Valuation                              Amount Of Filing Fee

      Not Applicable                                     Not Applicable
--------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None                      Filing Party: Not applicable
  Form or Registration No.: Not applicable          Date Filed:  Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 12. EXHIBITS.

On June 28, 2000, Gannett Co., Inc. and Central Newspapers, Inc. jointly issued the the following press release:


FOR IMMEDIATE RELEASE

                                                        Wednesday, June 28, 2000

         ARLINGTON, VA/PHOENIX, AZ. - Gannett Co., Inc. and Central Newspapers, Inc. announced today that they have entered into a definitive agreement for Gannett's acquisition of Central Newspapers, Inc. for an approximate cash purchase price of $2.6 billion. In connection with the acquisition, a subsidiary of Gannett will make a tender offer to purchase any and all of Central's Class A and B stock at prices of $64.00 and $6.40 per share, respectively. Gannett also will assume or retire all of Central's existing debt. Upon completion of the tender offer, if required in order to complete the acquisition, Central will hold a special meeting of shareholders to approve the merger of the Gannett subsidiary into Central.

         The transaction has been approved by the boards of directors of both Gannett and Central as well as by the trustees of the Eugene C. Pulliam Trust, which owns approximately 78% of the voting power of Central Newspapers. The Eugene C. Pulliam Trust has agreed to tender all of its Class B stock to Gannett in the tender offer and to vote in favor of the merger if a special meeting of shareholders is required. The affirmative vote of the Trust's Class B stock would be sufficient to approve the merger. The Pulliam Trust also has granted Gannett an option to purchase its Class B shares.

         Central Newspapers owns The Arizona Republic, The Indianapolis Star and three other dailies in Indiana and one daily in Louisiana. Central also owns a direct marketing business; CNI Ventures, Central's internet and technology investment management group; as well as other related media and information businesses, including 23% of BrassRing, Inc.

         In announcing the offer, Douglas H. McCorkindale, president and chief executive officer of Gannett said: "We are extremely pleased that the Central properties will become part of Gannett. We have held these properties in high esteem for many years and look forward to operating them in keeping with the high standards established by the Pulliam family. This transaction affords Gannett the rare opportunity to add two flagship newspapers to our operations. We are excited about expanding our presence in Phoenix, the 14th largest market in the United States and the fastest growing metro market in the United States. We also welcome the chance to enter Indianapolis, the 29th largest U.S. market. We consider ourselves very fortunate to be able to add such high caliber people and operations to our Company."

         Louis A. "Chip" Weil III, chairman, president and chief executive officer of Central said: "It is increasingly clear that size and scale are key considerations in the long-term success of a newspaper operator, and our agreement announced today is a reflection of that. We believe this transaction demonstrates the substantial value that Central Newspapers has created and the overall strength of our operations. Our management and employees have a great deal of pride in what we've built, and we believe that Gannett, with its strong operating capability and its enormous commitment to newspapers, will continue to enhance the value of Central's businesses. Our trust is in Gannett to ensure that our commitment to community, product and employees will continue to grow and prosper under their ownership."

         Closing is expected to occur in the third quarter of 2000, subject to obtaining applicable governmental approvals and other customary conditions.

         Although Gannett presently owns KPNX-TV in Phoenix, AZ, because this transaction does not require the transfer of any broadcast station licenses, no Federal Communications Commission ("FCC") approval is required. The FCC's policy provides that newly created newspaper/television combinations may be held until the station's next license renewal, or October 2006 in this case. If the cross-ownership rule has not been modified by that time, a waiver would be needed to allow continued ownership. Gannett expects that by the time KPNX-TV's license is up for renewal, the cross-ownership issue will be resolved favorably.

         The transaction is expected to be accretive to Gannett's cash EPS for 2000 and in its first full year in 2001. (Cash EPS is defined as diluted earnings per share before amortization of good will and intangibles.) Initial dilution to reported earnings per share is expected to be approximately 7%. The transaction values Central at approximately 11.2 x 2000 expected EBITDA and 9.5 x 2001 expected EBITDA, after anticipated synergies.

         Gannett Co., Inc. is an international news and information company that publishes 89 daily and numerous non-daily newspapers worldwide, including USA TODAY, the nation's largest-selling daily newspaper and USA WEEKEND, a weekly newspaper magazine. On June 8, Gannett announced that it would acquire 21 daily newspapers and related publications from Thomson Newspapers, Inc. Gannett also operates 22 television stations and is an Internet leader with sites sponsored by most of its TV stations and newspapers including USATODAY.com, one of the most popular news sites on the Web.

         Central Newspapers is a media and information company. Through its flagship newspapers The Arizona Republic and The Indianapolis Star, Central publishes the only major dailies in the greater Phoenix metropolitan area and central Indiana, and also operates those markets' leading local Internet portals, azcentral.com in Arizona and indy.com in Indianapolis. Central also owns and operates several smaller newspapers as well as other related media and information businesses. Donaldson, Lufkin & Jenrette served as financial advisor to Central Newspapers, and Goldman, Sachs & Co. advised the Eugene C. Pulliam Trust.

         This release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing and Gannett's ability to integrate the Central operations and achieve the anticipated synergies of the transaction.

         The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by Gannett or Central with the Commission at the Commission's web site at www.sec.gov. In addition, documents filed with the SEC by Gannett or Central will be available free of charge by directing a request to the Secretary of Gannett at 1100 Wilson Boulevard, Arlington, VA 22234 and the Secretary of Central at 200 E. Van Buren Street, Phoenix, AZ 85004, respectively.

         Central, its directors, executive officers and certain other members of Central management and employees may be soliciting proxies from Central shareholders in favor of the merger transaction and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information concerning the participants will be set forth in a Proxy Statement that may be filed with the SEC. Information regarding such officers and directors is included in Central's Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on April 4, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from Central at the address set forth above.

-------------------------
Gannett Contacts:
   Gannett Co., Inc.         OR                    Mimi Feller, Sr. V.P.
   Tara Connell, Office of Public Affairs          of Public Affairs and
   703/284-6038 or 6049                            Government Relations
   tconnell@GCI1.gannett.com                       703/284-6046

Central Contacts:
   Central Newspapers, Inc.         OR             Brainerd Communications
   Tom MacGillivray, Sr. Vice President & CFO      Jeff Majtyka
   602/444-1100                                    212/986-6667
                                                   Majtyka@braincomm.com

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